SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 26, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF Nº 76.535.764/0001 -43
Board of Trade NIRE 53 3 0000622 9

Notice to Shareholders

Brasilia, July 26th, 2006 - Brasil Telecom S.A. hereby forwards letter received on the same date from Telecom Italia in compliance with notice CVM/SEP/GEA-4/Nº437/06, issued by CVM – Brazilian Securities and Exchange Commission on July 25th, 2006.

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Telecom Italia Internacional N.V.

July 26, 2006

To:
Brasil Telcom S.A.
SA1 Sul, ASP, Lote D, Bloco B
Brasília - DF - Brasil
C/o: Mr. Charles Laganá Putz
Financial Director and Director of Investor Relations
Fax: +55 (61) 3415-1313

Re.: OFFICIAL LETTER/CVM/SEP/GEA-4/No.437/06

Dear Sirs:

         Telecom Italia International N.V. ("TII"), with regard to the electronic correspondence of today which requested the provision of clarifications, in response to the above-referred official letter from the Comissão de Valores Mobiliários, concerning the news published in the electronic version of O Globo newspaper of July 24, 2006, hereby confirms its intention to sell its equity interest in Solpart Participações S.A., controlling entity of Brasil Telecom Participações S.A. and Brasil Telecom S.A., with the assistance of J.P. Morgan.

Sincerely, /S/ Telecom Italia Internacional N.V.
Telecom Italia Internacional N.V.

C/C Comissão de Valores Mobiliários - CVM
Rua Sete de Setembro, 111, 2° andar
Rio de Janeiro, RJ 20159-900
C/o: Manager of Company Oversight - 4
Mr. Jorge Luís da Rocha Andrade
(via fax)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer